DLA Piper US LLP
1251 Avenue of the Americas, 27th Floor
New York, New York 10020-1104
www.dlapiper.com

Marjorie Sybul Adams
marjorie.adams@dlapiper.com
T 212.335.4517
F 212.884.8517

June 9, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
 100 F Street, N.E.
Washington, D.C. 20549-4561

Mail Stop -4561

Attention:	Ms. Jessica Livingston
Mr. David Lyon
Mr. David Irving
Mr. Hugh West

Re:	Net 1 UEPS Technologies, Inc.
Form 10-K for June 30, 2007
File Number 0-31203

Ladies and Gentlemen:

          On behalf of Net 1 UEPS Technologies, Inc. (the “Company”), we respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 14, 2008, relating to the Company’s Annual Report on Form 10-K for the year ended June 30, 2007 (File Number 0-31203) filed with the Commission on August 29, 2007 (the “Form 10-K”).

          In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 10-K for Fiscal Year Ended June 30, 2007

Notes to the Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition
Systems Implementation Projects, page F-12

1.

We note your disclosure here that you use the percent complete method in order to recognize revenue for your systems implementation projects. We also note your disclosure in your 2006 Form 10-K, that you use the completed contract method to recognize revenue for these projects. Please provide us with the following additional information:

            the reason(s) for the change in your revenue recognition method;
            the reason(s) you did not discuss the change in your filing;
            how you determined the change was appropriate under the applicable GAAP;
            how you determined prior periods were not impacted by the change; and
            the amounts of software implementation projects revenue recognized during each period presented.

Refer to paragraphs .21 through .33 of SOP 81-1.

RESPONSE TO COMMENT 1

System implementation projects typically include the delivery of hardware and software and entail substantial modification of software. Consequently, system implementation projects are accounted for in accordance with SOP 81-1.

Following the Company’s Form S-4 filed in 2004 and up to and including the Form 10-K for the year ended June 30, 2006, the Company disclosed that as part of its accounting policies, the method of accounting for revenue generated by system implementation contracts was by way of the completed contract method. Net 1 has not completed any material system implementation projects since the last significant project, which occurred in 2000. The Company believes that the use of the completed contract method was appropriate for these prior periods because the Company did not meet the criteria for the use of the percentage of completion method as it could not reliably estimate the extent of progress under the contract under SOP 81-1. Therefore, while the Company disclosed the use of the completed contract method as recently as in its Form 10-K for the year ended June 30, 2006, this method was not applied during that period as there were no systems implementation projects.

The Company disclosed in its Form 10-K for the year ended June 30, 2007 that it had been awarded the National Switch and Smart Card Payment System tender by the Central Bank of Ghana (“Ghana contract”). The Ghana contract commenced during fiscal 2008 and the Company expects to be substantially completed by the end of fiscal 2008. The Company determined that it was appropriate to account for this contract under SOP 81-1 and then considered whether it met the criteria to use the percentage of completion method recognizing that SOP 81-1 requires that method to be used unless circumstances makes its use inappropriate. The Company determined that it could meet the criteria to use the percentage of completion method for fiscal 2008 as it believed that it could make reliable estimates of the extent of progress.

The difference in methods and impact on prior periods was not discussed in the financial statements because there is no financial impact.

The Company will provide disclosure in its Form 10-K for the year ending June 30, 2008 to highlight the amount of revenue recognized under the percentage of completion method.

Schedule 14A

Compensation Discussion and Analysis, page 11

2

Item 402(a)(3)(iii) of Regulation S-K requires that disclosure be provided for your three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving as executive officers at the end of the last completed fiscal year. An executive officer is any executive with policy making authority, whether or not an executive officer under your charter and bylaws. In future filings, please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7.

RESPONSE TO COMMENT 2

Please note that the Company currently has, and as of the filing of the Form 10-K for the year ended June 30, 2007 had, only two executive officers other than the principal executive officer and the principal financial officer, namely Brenda L. Stewart, senior vice president sales and marketing, and Nitin Soma, senior vice president information technology. In future filings, we will ensure that the Company provides appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K, which will include the three most highly compensated executive officers other than the principal executive officer and the principal financial officer, if the Company has such number of executive officers.

3.

In future filings, where the Remuneration Committee uses targets to award the different types of executive compensation, please provide the actual targets. Please note that target quantification and your textual description of compensation should encompass the minimum-maximum concepts described in the table on page 19. If you did not disclose the quantified performance targets because you concluded that disclosure of the targets could cause Net 1 competitive harm, as contemplated by Instruction 4 to Item 402(b) of regulation S-K, provide us with your confidentiality analysis supplementally and include disclosure in future filings analyzing the level of difficulty necessary to reach the targets contemplated by the Instruction. For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

RESPONSE TO COMMENT 3

In future filings, where the Remuneration Committee uses targets to award the different types of executive compensation, the Company will provide the actual targets and the target quantification and the textual description of compensation will encompass the minimum-maximum concepts described in the Grants of Plan Based Awards table. The performance targets comprising the qualitative portion, or 40%, of the cash incentive award were not included because they were not specifically quantified by the Remuneration Committee and not because the Company concluded that disclosure of the targets could cause Net 1 competitive harm. In future filings, the Company will provide additional textual disclosure regarding how the Remuneration Committee determines whether the qualitative portion of the cash incentive award has been fully earned.

4.

In future filings, please disclose the methodology used by the committee to determine the individual, multi-year stock option and restricted stock awards made to the named executive officers. Please refer to Item 402(b)(l)(v) of Regulation S-K.

RESPONSE TO COMMENT 4

In future filings, the Company will disclose the methodology used by the Remuneration Committee to determine the individual, multi-year stock option and restricted stock awards made to the named executive officers.

5.

In the last paragraph on page 12 you reference compensation surveys that you used to determine Net l's compensation levels. In future filings, please describe these surveys and explain how they related to your peer group information. In addition, at the bottom of page 15 you say that you considered comparable company information in addition to that for the peer group companies you previously identify. In future filings please identify these additional companies. See Item 402(b)(2)(xiv).

RESPONSE TO COMMENT 5

In future filings, the Company will describe any compensation surveys that it uses and explain how they relate to its peer group information. In addition, in future filings, the Company will identify any additional companies not included in the peer group that it considered comparable in determining compensation for its named executive officers.

Per your letter, attached is a written statement by the Company containing certain acknowledgments. Please direct your questions or comments to the undersigned at (212) 335-4517 or to Daniel I. Goldberg at (212) 335-4996. In addition, we would request that you provide a facsimile of any additional comments you may have to the attention of Herman Kotze at 011-27-11-880-7080 and the undersigned at (212) 884-8517. Thank you for your assistance.

Very truly yours,

DLA PIPER US LLP

/s/ Marjorie Sybul Adams
Marjorie Sybul Adams

Partner

Admitted to practice in New York

MSA:dc

cc:	Dr. Serge C.P. Belamant
Herman Gideon Kotze
Net 1 UEPS Technologies, Inc.

Roy Campbell
Deloitte & Touche (South Africa)

Daniel I. Goldberg, Esq.
DLA Piper US LLP

June 9, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Net 1 UEPS Technologies, Inc.
Form 10-K for June 30, 2007
File Number 0-31203

Ladies and Gentlemen:

          In connection with responding to comments by the Securities and Exchange Commission (the “Commission”), Net 1 UEPS Technologies, Inc. (the “Company”) acknowledges that:

            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
            staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
            the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NET 1 UEPS TECHNOLOGIES, INC.

By:	/s/Herman Gideon Kotzé
Name: Herman Gideon Kotzé
Title: Chief Financial Officer